SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number 1-15168

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

(Full title of the Plan)

CERIDIAN CORPORATION
(Delaware Corporation)
3311 East Old Shakopee Road
Minneapolis, MN 55425

(Name and address of principal executive office of the
issuer of the securities held pursuant to the Plan)

IRS Employer Identification Number 41-1981625

Independent Auditors’ Report
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001
Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2002 and 2001
Notes to Financial Statements December 31, 2002 and 2001
Supplemental Schedules
Schedule of Assets (Held at End of Year) December 31, 2002
Signature
Exhibits
Exhibit Index
EX-23.01 Consent of Independent Auditors
EX-99.01 Written Statements of CEO & CFO

Ceridian Corporation
Personal Investment Plan

Index to Financial Statements, Schedules, and Exhibits

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits of the Ceridian Corporation Personal Investment Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
June 13, 2003

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
(Dollars in thousands)

	2002	2001

Investments at fair value:
Ceridian Corporation
Common Stock	$3,455	$4,840

Arbitron Inc.
Common Stock	—	1,543

Mutual Funds	82,590	99,925

Loans receivable from participants	1,098	1,263

Total investments	87,143	107,571

Cash	3	3

Net assets available for benefits	$87,146	$107,574

See accompanying notes to financial statements.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001
(Dollars in thousands)

	2002	2001

Additions:
Additions to net assets attributed to:
Net appreciation (depreciation) in fair value of investments including realized gains (losses)	$(14,948)	$(5,111)
Interest	85	102
Dividends	1,887	4,124

	(12,976)	(885)
Contributions:
Participant	3,785	4,456
Employer	603	741

	4,388	5,197

Total additionscontri (net reductions)	(8,588)	4,312

Deductions:
Benefits paid to participants	11,876	10,632

Net increase (decrease) before transfers	(20,464)	(6,320)

Net transfers (to) from other plans	36	(13,598)

Increase (Decrease) in net assets available for benefits	(20,428)	(19,918)

Net assets available for benefits:
Beginning of year	107,574	127,492

End of year	$87,146	$107,574

See accompanying notes to financial statements.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Use of Estimates

The accompanying financial statements of the Ceridian Corporation Personal Investment Plan, as amended (the “Plan”), have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(b)	Custodian of Investments

Under the terms of a trust agreement between T. Rowe Price Trust Company (the “Trustee”) and Ceridian Corporation (the “Company”), the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

(c)	Investments

Investments are stated at fair value. Investments in common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

(d)	Costs and Expenses

Costs and expenses of administering the Plan are paid by the Company and affiliated companies who have adopted the Plan (“Adopting Affiliates”).

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(e)	Risks and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

(2)	Description of the Plan

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which includes provisions under Section 401(k) of the Code allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. Only those employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system and participate in the Company’s qualified defined benefit pension plan are eligible to participate in the Plan. The Plan is administered by the Company through its Director, Executive Compensation and 401(k) Plans and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder (“ERISA”).

(3)	Participant Accounts and Vesting

The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their contributions and employer contributions, plus actual earnings thereon; therefore, there are no forfeitures.

(4)	Contributions

Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 40% (1% to 17% in 2001) of their compensation in any pay period, subject to certain limitations. During 2002 and 2001, the Plan administrator, in accordance with the terms of the Plan, limited payroll deduction contributions on behalf of highly compensated participants to 8% of their compensation. The Code limited the total salary deferral contributions for any participant year to $11,000 in 2002 and $10,500 in 2001 and provided that no participant may make annual deferral contributions to the Plan from salary in excess of $200,000 in 2002 and $170,000 in 2001. These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations. Participants who reached age 50 by December 31, 2002 were permitted to make contributions in excess of the Code limits of up to $1,000 for 2002. The Company and Adopting Affiliates made basic monthly matching contributions totaling $603,000 in 2002 and $741,000 in 2001 and did not declare a year-end performance matching contribution for either year.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

The basic monthly matching contributions for 2002 and 2001 were determined on the basis of 50% of a participant’s salary deferral contributions, up to a maximum of 3% of eligible compensation, and do not require the satisfaction of performance criteria. The year-end performance-based matching contribution required the achievement of certain Company economic performance criteria. These criteria were not achieved for either 2002 or 2001.

(5)	Withdrawals and Distributions

Participants who are still employed by the Company or one of its Adopting Affiliates may only withdraw from their Plan account for “financial hardship,” as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Participants may also withdraw amounts that were rolled into the Plan from another qualified plan or a conduit IRA. Distributions are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)	Loans

Participants may borrow up to 50% of their salary deferral contributions and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two loans outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.

(7)	Income Tax Status

The Plan was amended and restated effective January 1, 2001. The Plan administrator has requested from the Internal Revenue Service, but has yet to receive, a determination regarding the restated Plan’s tax qualified status. The Plan, prior to the amendment and restatement effective January 1, 2001, received a favorable determination letter regarding the Plan’s tax qualification dated September 7, 1995 from the Internal Revenue Service stating that the Plan was qualified under the provisions of Section 401(a) of the Code, and that the trust established thereunder was thereby exempt from federal income taxes under Section 501(a) of the Code. The Company believes the Plan continues to operate in compliance with the applicable requirements of the Code.

(8)	Party-in-interest

The Trustee is a party-in-interest with respect to the Plan. In the opinion of the Trustee and Plan Sponsor, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under Section 408(b) of ERISA.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(9)	Investments

The following table presents individual investment programs whose carrying values represent 5% or more of the Plan’s net assets available for plan benefits at the end of each of the respective years (dollars in thousands):

	2002	2001

T. Rowe Price New Horizons Fund	$14,131	$21,294
T. Rowe Price Capital Appreciation Fund	5,060	NA
T. Rowe Price Equity Index Trust Fund	5,017	7,420
T. Rowe Price New Income Fund	6,826	6,249
T. Rowe Price Equity Income Fund	23,818	30,862
T. Rowe Price Summit Cash Reserves Fund	14,733	14,087
T. Rowe Price Small-Cap Value Fund	4,584	NA

The following table presents the net appreciation (depreciation) on fair value of investments including realized gains (losses) for each major class of the of the Plan’s investments for each of the respective years (dollars in thousands):

	2002	2001

Ceridian Corporation Common Stock	$(1,017)	$701
Arbitron Inc. Common Stock	(32)	692
Mutual Funds	(13,899)	(6,504)

Total	$(14,948)	$(5,111)

(10)	Reverse Spin-Off Transaction

On March 30, 2001, Ceridian Corporation (“Old Ceridian”) distributed to its stockholders all of the outstanding common stock of New Ceridian Corporation, a Delaware corporation and wholly owned subsidiary of Old Ceridian, in a reverse spin-off transaction that separated its human resource solutions and Comdata businesses from its media information business. In anticipation of this transaction, the Plan was amended effective as of March 27, 2001, to transfer sponsorship of the Plan from Old Ceridian to New Ceridian Corporation. Immediately following the transaction, Old Ceridian, containing only the media information business, was renamed Arbitron Inc. and New Ceridian Corporation was renamed Ceridian Corporation.

On April 2, 2001, the account balances under the Plan of each Arbitron Inc. participant and all trust assets in kind related to those balances, amounting to $13,605,000 and including loan balances of $135,000, were transferred to the Arbitron Inc. 401(k) Plan trust. Shares in Arbitron Inc. resulting from the reverse spin-off transaction were placed in the Arbitron Inc. Stock Fund pending redistribution by the participant to other available investment programs within the Plan, which was completed in March 2002.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(11)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the plan or discontinue contributions with respect to any one or more participating employers. Upon termination or discontinuance of contributions, employer contribution amounts in participant accounts, which have not vested, will become vested. Thereafter, full distribution of each fund may be made to participants by lump sum payment.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2002
(Dollars in thousands)

		Shares or		Current Market
Description		Face Value	Cost	Value

Ceridian Corporation Common Stock	*	239,605	$3,104	$3,455

Mutual Funds
T. Rowe Price New Horizons Fund	*	850,730	17,236	14,131

T. Rowe Price Capital Appreciation Fund	*	356,105	5,047	5,060

T. Rowe Price Equity Index Trust Fund	*	208,858	5,953	5,017

T. Rowe Price New Income Fund	*	767,859	6,696	6,826

T. Rowe Price Balanced Fund	*	223,633	3,578	3,469

T. Rowe Price Equity Income Fund	*	1,203,522	25,215	23,818

T. Rowe Price Small-Cap Value Fund	*	208,936	4,279	4,584

T. Rowe Price Summit Cash Reserves Fund	*	14,732,972	14,733	14,733

T. Rowe Price International Discovery Fund	*	18,838	487	302

T. Rowe Price Science & Technology Fund	*	35,957	1,268	447

Janus Growth and Income Fund		31,063	1,045	725

Putnam International Growth fund		205,780	4,091	3,377

ABN AMRO Aggressive Growth Fund		9,383	132	101

Loans Receivable from Participants	*
(range of interest rates 4.75% to 9.5%)				1,098

			$92,864	$87,143

*Represents party-in-interest.

See Independent Auditors’ Report

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

Date: June 27, 2003

	By:	Ceridian Corporation its Named Fiduciary

		By:	/s/ David B. Kuhnau

David B. Kuhnau Vice President and Treasurer

EXHIBIT INDEX

Exhibit	Description	Code
23.01	Consent of Independent Auditors	E

99.01	Written statements of the Chief Executive Officer and Chief Financial Officer of Ceridian Corporation required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	E

Legend: (E) Electronic Filing